Exhibit 99.1

TEEKAY CORPORATION AND TEEKAY LNG PARTNERS L.P. ANNOUNCE ELIMINATION OF INCENTIVE DISTRIBUTION RIGHTS

Hamilton, Bermuda, May 11, 2020 – Teekay Corporation (Teekay) (NYSE:TK) and Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE:TGP) today announced the execution of a definitive agreement to eliminate all of the Partnership’s incentive distribution rights (IDRs) in exchange for 10.75 million newly-issued Teekay LNG common units (Transaction). The Transaction concurrently closed on May 11, 2020.

“This important transaction creates greater alignment between our sponsor, Teekay, and the rest of our common unitholders, and we believe that it removes one of the primary uncertainties for investors in Teekay LNG,” commented Mark Kremin, President and CEO of Teekay Gas Group Ltd. “With approximately 98 percent and 94 percent of our LNG fleet operating on fixed-rate charters for 2020 and 2021, respectively, and having increased our quarterly common unit distributions by over 30 percent for two consecutive years, we are well-positioned to continue executing on our balanced capital allocation plan of near-term balance sheet delevering, while continuing to return capital to unitholders.”

Kenneth Hvid, Teekay’s President and CEO, commented: “This transaction simplifies Teekay LNG’s capital structure and is beneficial to both parties. With a market-leading position, strong contracted cash flows and an improving balance sheet, we believe that Teekay LNG is and will remain a true market leader in the LNG transportation industry for the long-term.”

Following the completion of this Transaction, Teekay now beneficially owns approximately 36 million Teekay LNG common units and remains the sole owner of Teekay GP L.L.C. (Teekay GP), the general partner of Teekay LNG, which together represents an economic interest of approximately 42 percent in the Partnership.

The Boards of Directors of Teekay and Teekay GP, as well as the Teekay GP Conflicts Committee, which consists entirely of independent directors, unanimously approved the IDR elimination transaction.

Houlihan Lokey Capital, Inc. acted as financial advisor and Potter Anderson & Corroon LLP acted as legal advisor to the Teekay GP Conflicts Committee. Jefferies LLC acted as financial advisor and Baker Botts LLP and Perkins Coie LLP acted as legal advisors to Teekay.

About Teekay

Teekay is a leading provider of international crude oil and gas marine transportation services and also provides offshore production. Teekay provides these services primarily through its directly-owned fleet and its controlling ownership interests in Teekay LNG Partners L.P. (NYSE:TGP), one of the world’s largest independent owners and operators of LNG carriers, and Teekay Tankers Ltd. (NYSE:TNK), one of the world’s largest owners and operators of mid-sized crude tankers. The consolidated Teekay entities manage and operate total assets under management of approximately $11 billion, comprised of approximately 140 liquefied gas, conventional tanker, and offshore assets. With offices in 10 countries and approximately 5,500 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

About Teekay LNG

Teekay LNG is one of the world’s largest independent owners and operators of LNG carriers, providing LNG and LPG services primarily under long-term, fee-based charter contracts through its interests in 47 LNG carriers, 23 mid-size LPG carriers, and seven multi-gas carriers. Teekay LNG’s ownership interests in these vessels range from 20 to 100 percent. In addition, Teekay LNG owns a 30 percent interest in a regasification terminal. Teekay LNG is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.

Teekay LNG’s common units and preferred units trade on the New York Stock Exchange under the symbols “TGP”, “TGP PR A” and “TGP PR B”, respectively.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-2963

Website: www.teekay.com

Forward-Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements, among other things, regarding: the expected impact and benefits of the IDR elimination transaction, including the potential impact on Teekay LNG’s unit price; the Partnership’s market position and financial strength relative to its peers; the Partnership’s percentage of fixed charter coverage for its LNG fleet in 2020 and 2021; the Partnership’s ability to benefit from its fixed contracts; and the Partnership’s expectations on future allocation of capital towards balance sheet deleveraging and returning capital to unitholders. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Partnership’s fleet; higher than expected costs and expenses; general market conditions and trends, including spot, multi-month and multi-year charter rates; inability of customers of the Partnership or any of its joint ventures to make future payments under contracts; the inability of the Partnership to renew or replace long-term contracts on existing vessels; potential lack of cash flow to reduce balance sheet leverage or of excess capital available to allocate towards returning capital to unitholders; the duration and extent of the COVID-19 coronavirus pandemic; and other factors discussed in Teekay and Teekay LNG’s filings from time to time with the SEC, including its Reports on Form 20-F for the fiscal year ended December 31, 2019. The Company and the Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company and the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.